Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2017. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Recent Economic Indicators

Gross domestic product, or GDP, growth and gross national income, or GNI, growth at constant 2000 prices in 2018 was 6.2% and 5.8%, respectively. The main drivers of growth in 2018 were the construction subsector and the public administration and defense; compulsory social security subsector. The 91-day T-bill rate was 5.8% as of March 31, 2019. Preliminary data indicate that gross and net international reserves as of March 31, 2019 were $83.2 billion, equal to 7.3 months of average imports of goods and payment of services and primary income that can be financed by reserves. The growth rate of domestic credit from December 31, 2017 to December 31, 2018 was 14.6%.

Preliminary data indicate that the growth rate of domestic credit from January 31, 2018 to January 31, 2019 was 12.2%.

Gross Domestic Product

In 2018, GDP grew by 6.2%, compared with growth of 6.7% in 2017. The largest contributor to the lower rate of growth in 2018 was a decrease in the rate of growth in the manufacturing subsector, from growth of 8.4% in 2017 to growth of 4.9% in 2018. Decreased rates of growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and the real estate, renting and business activities subsector, from growth of 7.3% and 7.4%, respectively, in 2017, to growth of 5.9% and 4.8%, respectively, in 2018, also contributed to this decrease. Partially offsetting the lower performance of these subsectors were higher rates of growth in the construction subsector and the public administration and defense; compulsory social security subsector, from growth of 5.3% and 7.8%, respectively, in 2017, to growth of 15.9% and 14.6%, respectively, in 2018. Growth in the other services subsector also increased from 6.4% in 2017 to growth of 7.7% in 2018.

GNI in 2018 grew by 5.8%, compared to growth of 6.6% in 2017. The GNI growth rate was lower than the GDP growth rate due to the lower growth in net primary income of 3.7% in 2018, compared to GDP growth of 6.2% in 2018. The growth in net primary income of 3.7% in 2018 represented a decrease from the 5.9% growth in net primary income in 2017.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

In 2018, production in the agriculture, hunting, forestry and fishing sector grew by 0.8%, compared to growth of 4.0% in 2017. The decreased rate of growth was primarily a result of a decrease in the production of sugarcane, palay and cassava, which declined by 16.6%, 1.0% and 2.9%, respectively, in 2018, compared to growth of 30.2%, 9.4% and 1.9% in 2017. These decreases were partially offset by higher production of poultry, livestock, and coconuts including copra, which recorded growth of 5.8%, 1.9% and 5.3%, respectively, in 2018, compared to growth of 4.5%, 1.1% and 0.8%, respectively, in 2017.

Industry Sector

In 2018, the industry sector grew by 6.8%, compared with growth of 7.2% in 2017. The lower rate of growth was mainly due to a decrease in the growth of the manufacturing subsector, which decreased from growth of 8.4% in 2017 to growth of 4.9% in 2018. Growth in the mining and quarrying subsector also decreased from growth of 3.7% in 2017 to growth of 1.0% in 2018. These factors were partially offset by increased growth in the construction subsector and the electricity, gas and water supply subsector, from growth of 5.3% and 3.4%, respectively in 2017, to growth of 15.9% and 5.3%, respectively, in 2018.

Manufacturing Subsector

In 2018, the manufacturing subsector grew by 4.9%, compared to growth of 8.4% in 2017. The lower rate of growth was mainly due to lower growth in the food manufacturing subsector, the fabricated metal products subsector and the basic metal subsector, from growth of 4.9%, 50.2%, and 22.5%, respectively, in 2017, to growth of 4.1%, 7.4% and a contraction of 3.4%, respectively, in 2018.

Service Sector

In 2018, the service sector grew by 6.6%, compared to growth of 6.8% in 2017. The lower rate of growth was mainly due to lower growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and the real estate, renting and business activities subsector which grew by 5.9% and 4.8%, respectively, in 2018, compared to growth of 7.3% and 7.4%, respectively, in 2017. These decreases were partially offset by higher growth in the transport, storage and communication subsector and public administration and defense; compulsory social security subsector, which recorded growth of 5.1% and 14.6%, respectively, in 2018, compared to growth of 4.0% and 7.8%, respectively, in 2017.

Net Primary Income

In 2018, net primary income grew by 3.7%, compared to growth of 5.9% in 2017. This decrease was mainly due to a decrease in inflows from compensation, from growth of 5.5% in 2017 to growth of 4.1% in 2018. These decreases were partially offset by an increase in inflows from property income and outflows from property expense, from growth of 31.4% and 9.3%, respectively, in 2017, to growth of 41.3% and 20.9%, respectively, in 2018.

Prices, Employment and Wages

Inflation

The annual average inflation rate for 2018 was 5.2%, higher than the 3.2% average inflation in 2017. The higher rate of inflation in 2018 was due mainly to increases in the price indices of all commodity groups except for education.

In the first three months of 2019, the average inflation rate was 3.8%, which was the same inflation rate as in the first three months of 2018.

In 2018, the producer price index recorded average inflation of 0.8%, a reversal from the deflation of 0.9% recorded in 2017. The price indices for tobacco, beverages and machinery excluding electrical increased by 41.2%, 14.7% and 8.2%, respectively, in 2018, compared to increases of 8.9%, and deflation of 1.1% and 2.6%, respectively, in 2017. The reversal in the producer price index from deflation in 2017 to inflation in 2018 was also attributable to a decrease of 38.1%, in price indices in fabricated metals in 2017, compared to a decrease of 8.5% in 2018. The price indices of textiles, paper and paper products, printing, petroleum products, glass and glass products, non-metallic mineral products and electrical machinery also recorded increases in 2018.

In February 2019, the producer price index recorded average inflation of 3.6%, higher than the 0.1% average inflation for February 2018. The increase can be attributed to increases in price indices across thirteen out of twenty major industries led by furniture and fixtures, which recorded the highest percentage increase, an increase of 46.1%, in February 2019 compared with an increase of 1.0% in February 2018. The price indices for non-metallic mineral products and rubber and plastic products increased by 9.5% and 6.7%, respectively, in February 2019, compared to an increase of 4.1% and a decrease of 7.2%, respectively, in February 2018. The price indices for machinery except electrical, transport equipment, petroleum products, tobacco products, electrical machinery, beverages, fabricated metal products, textiles, paper and paper products and printing also recorded increases in February 2019.

Employment and Wages

In 2018, the total number of employed persons in the Republic, excluding overseas foreign workers (“OFWs”), was estimated at 41.2 million people. The average unemployment rate decreased to 5.3% in 2018, compared to 5.7% in 2017. The average labor force participation rate in 2018 was 60.9%, a decrease from the rate of 61.2% recorded in 2017. Workers in the Republic remained employed primarily in the service sector. Workers in the service sector comprised 56.6% of the total of persons employed in the Republic in 2018. The largest subsectors in terms of employment included the wholesale and retail trade; repair of motor vehicles and motorcycles subsector, which employed 19.4% of the total employed, and transportation and storage subsector, which employed 7.8% of the total employed. The agriculture, hunting and forestry and fishery sector comprised 24.3% of the total employed, and the industry sector comprised 19.1% of the total employed in 2018.

The average unemployment rate decreased to an estimated 5.2% in January 2019, compared to 5.3% in January 2018. The average labor force participation rate in January 2019 was an estimated 60.2%, a decrease from the rate of 62.2% recorded in January 2018. Workers in the Republic remained employed primarily in the service sector. Workers in the service sector comprised an estimated 58.1% of the total of persons employed in the Republic in January 2019. The largest subsector in terms of employment included the wholesale and retail trade; repair of motor vehicles and motorcycles subsector, which employed an estimated 19.5% of the total employed. The agriculture, hunting and forestry and fishery sector comprised an estimated 22.1% of the total employed, and the industry sector comprised an estimated 19.7% of the total employed in January 2019.

Balance of Payments

Overall Balance of Payments Performance

Based on preliminary data, in 2018, the overall balance of payments position of the Republic recorded a higher deficit of $2.3 billion compared to the $863 million deficit recorded in 2017. The higher deficit was primarily the result of higher net outflows in the current account from a net outflow of $2.1 billion in 2017 to a net outflow of $7.9 billion in 2018, which was partially offset by a higher net inflow in the financial account from a net inflow of $2.8 billion in 2017 to a net inflow of $7.8 billion in 2018.

According to preliminary data, the overall balance of payments position in March 2019 registered a surplus of $627 million compared to a $266 million deficit in March 2018. Based on preliminary data, the overall balance of payment position for the first three months of 2019 posted a surplus of US$3.8 billion, a turnaround from the US$1.2 billion deficit recorded in the first three months of 2018. This surplus may be attributed partly to remittance inflows from overseas Filipinos and net inflows of foreign portfolio investments (net BSP-registered transactions based on custodian banks’ reports) for the first two months of 2019, and net inflows of foreign direct investments in January 2019.

Current Account

According to preliminary data, in 2018, the current account recorded a deficit of $7.9 billion, compared to a deficit of $2.1 billion recorded in 2017. The increase in the current account deficit was primarily the result of a higher trade-in-goods deficit of $49.0 billion in 2018, representing an increase of 21.9% over the trade-in-goods deficit of $40.2 billion in 2017. Partially offsetting the increase in trade-in-goods deficit were an increased secondary income surplus and a higher surplus in trade-in-services. The secondary income surplus increased to $26.8 billion in 2018, 2.6% higher than the $26.2 billion surplus recorded in 2017. The trade-in-services surplus also increased to $10.5 billion in 2018, 20.7% higher than the $8.7 billion surplus recorded in 2017. Overall, current account exports increased by 3.8% to $128.8 billion in 2018 from $124.1 billion in 2017, while current account imports increased by 8.3% to $136.7 billion in 2018 from $126.3 billion in 2017.

Goods Trade

According to preliminary data, in 2018, the trade-in-goods deficit was $49.0 billion, 21.9% higher than the trade-in-goods deficit of $40.2 billion recorded in 2017. The higher deficit was primarily the result of an increase in imports, which increased by 9.4% in 2018 to $100.7 billion, compared to $92.0 billion in imports recorded in 2017. In addition, there was a 0.3% decrease in exports of goods to $51.7 billion in 2018, from the $51.8 billion recorded in 2017. The larger increase in imports of goods, was due mainly to a 9.4% increase in imports of general merchandise to $100.7 billion in 2018, from the $92.0 billion recorded in 2017.

Exports of Goods

In 2018, according to preliminary PSA data, total exports of goods decreased by 1.8% to $67.5 billion, from the $68.7 billion recorded in 2017. The decrease was driven primarily by decreases in exports of manufactured goods and mineral products. Exports of manufactured goods, which comprised 83.7% of total exports, decreased to $56.5 billion in 2018, a decrease of 1.5% over the $57.3 billion recorded in 2017. Exports of mineral products, which comprised 6.0% of total exports, decreased to $4.0 billion in 2018, a decrease of 5.9% from the $4.3 billion recorded in 2017. Exports of sugar and products also decreased by 65.2% to $75.5 million in 2018 from $216.8 million in 2017.

Imports of Goods

In 2018, according to preliminary PSA data, total imports of goods increased by 13.4% to $108.9 billion compared to imports of $96.1 billion recorded in 2017. This increase was primarily attributable to an increase in imports of raw materials and intermediate goods, as well as imports of capital goods. Imports of raw materials and intermediate goods increased by 13.8% to $42.0 billion in 2018, compared to the $36.9 billion recorded in 2017. Capital goods increased by 12.9% to $35.5 billion in 2018 compared to the $31.5 billion recorded in 2017. Mineral fuels and lubricant and consumer goods imports also increased in 2018. Imports of mineral fuels increased by 21.3% to $13.1 billion in 2018 from $10.8 billion in 2017. Imports of consumer goods increased by 7.5% to $17.6 billion in 2018 from $16.4 billion in 2017.

Services Trade

According to preliminary data, in 2018, the trade-in-services account recorded a surplus of $10.5 billion, 20.7% higher than the $8.7 billion surplus recorded in 2017. The higher surplus was mainly attributable to increased net receipts in technical, trade-related and other business services, manufacturing services and telecommunications services, combined with lower net payments in travel services. Other business services recorded an increased surplus of $12.0 billion in 2018, a 13.5% increase compared to the surplus of $10.6 billion recorded in 2017, primarily as a result of higher exports of technical, trade-related, and other business services. The higher surplus was also attributable to lower net payments in travel services, which changed from a deficit of $4.9 billion in 2017 to a deficit of $4.6 billion in 2018. These factors were partially offset by higher net payments in government goods and services, the reversal of the personal, cultural, and recreational services to net payments from net receipts in 2017, and an increase in the deficit in charges for the use of intellectual property, which recorded an increased deficit of $873 million in 2018, a 18.8% increase compared to the deficit of $734 million recorded in 2017.

Primary Income

According to preliminary data, in 2018, the primary income account recorded a surplus of $3.8 billion, a 19.2% increase from the $3.2 billion surplus recorded in 2017. The increased surplus was primarily the result of a 4.6% increase in the compensation of employees account surplus, to $8.1 billion in 2018 from $7.8 billion in 2017. The deficit in primary income from portfolio investment also decreased by 8.0% to a $2.0 billion deficit in 2018 from a $2.2 billion deficit in 2017.

Secondary Income

According to preliminary data in 2018, the secondary income account recorded a surplus of $26.8 billion, a 2.6% increase from the $26.2 billion surplus recorded in 2017. The higher surplus was primarily the result of a 2.8% increase in the financial corporations, nonfinancial corporations, households and NPISHs account surplus to $26.3 billion in 2018, compared to a surplus of $25.6 billion in 2017 and a 2.5% increase in the personal transfers account surplus to $25.4 billion in 2018 from a surplus of $24.8 billion in 2017. The increase was partially offset by an 8.2% decrease in the general government surplus to $522 million in 2018, compared to a surplus of $569 million in 2017.

Financial Account

According to preliminary data, in 2018, the financial account recorded a net inflow of $7.8 billion, as compared to a net inflow of $2.8 billion recorded in 2017. This development was mainly attributable to a reversal in the other investment account to a net inflow of $2.8 billion in 2018 compared to a net outflow of $1.8 billion recorded in 2017 and a 65.0% decrease in the net outflow in the portfolio investment account to a net outflow of $858 million in 2018 from a net outflow of $2.5 billion in 2017. These were partially offset by a lower net inflow in the direct investment account to a net inflow of $5.9 billion in 2018 from a net inflow of $7.0 billion in 2017.

Direct Investments

According to preliminary data, in 2018, the direct investment account recorded net inflows of $5.9 billion, as compared to a net inflow of $7.0 billion recorded in 2017. The decrease was mainly attributable to a decrease in net incurrence of liabilities of 4.4% to $9.8 billion in 2018 from $10.3 billion in 2017. This decrease was partially offset by an increase of 19.5% in net acquisition of financial assets to $3.9 billion in 2018 from $3.3 billion in 2017.

Portfolio Investments

According to preliminary data, in 2018, the portfolio investment account recorded net outflows of $858 million, a 65.7% decrease from the $2.5 billion of net outflows recorded in 2017. This decrease was mainly due to the reversal of foreign portfolio investments to net inflows of US$3.4 billion in 2018 from net outflows of US$796 million in 2017. In particular, non-residents’ net placements in debt securities issued by local banks and the Government amounted to US$1.5 billion and US$3.1 billion in 2018, respectively. Meanwhile, residents’ investments abroad increased to US$4.2 billion in 2018 from US$1.7 billion in 2017 as investments in foreign debt securities increased to US$4.4 billion in 2018 from US$915 million in 2017.

Other Investments

According to preliminary data, the other investment account recorded net inflows of $2.8 billion in 2018, a reversal from the $1.8 billion of net outflows recorded in 2017, primarily attributable to a reversal in net acquisition of financial assets to net inflows of $669 million in 2018 from net outflows of $2.3 billion in 2017. This was partially offset by higher net outflows in net incurrence of liabilities to net outflows of $2.1 billion in 2018 from net outflows of $508 million in 2017.

Foreign Direct Investment

Based on preliminary data, in 2018, net inflows of foreign direct investment (“FDI”) were $9.8 billion, 4.4% lower than the $10.3 billion recorded in 2017. The lower inflows were mainly due to a 33.3% decline in net investments of equity capital, which decreased from $3.4 billion in 2017 to $2.3 billion in 2018. Based on preliminary data, in 2018, net investments in debt instruments grew by 11.3% to $6.7 billion from $6.0 billion in 2017.

Based on preliminary data, in January 2019, net inflows of FDI were $608.6 million, 38.2% lower than the $985.5 million recorded in January 2018. The lower inflows were mainly due to a significant decline in net investments of equity capital, which decreased from $473.2 million in January 2018 to a deficit of $45.1 million in January 2019.

Based on preliminary data, the contribution of equity investments to net inflows of FDI decreased by 33.3% in 2018, from $3,397.9 million in 2017 to $2,267.0 million in 2018. This decrease was mainly due to a decrease in net inflows from Europe from $1.8 billion in 2017 to $346.6 million in 2018, and a decrease in net inflows from North America from $467.7 million in 2017 to $153.1 million in 2018. These were partially offset by an increase in net inflows of FDI from ASEAN from $725.5 million in 2017 to $989.7 million in 2018, and an increase in net inflows from Asia Newly Industrialized Economies, which included South Korea, Hong Kong and Taiwan, from $203.8 million in 2017 to $473.7 million in 2018.

Based on preliminary data, net inflows of FDI from ASEAN decreased by 91.9% from $225.8 million in January 2018 to $18.3 million in January 2019. For the same period, and based on preliminary data, net inflows of FDI from North America increased by 824.8% from a deficit of $2.6 million in January 2018 to net inflows of $19.0 million in January 2019.

International Reserves

As of December 31, 2018, gross international reserves were $79.2 billion, a decrease from the $81.6 billion recorded as of December 31, 2017. The decrease in 2018 was mainly due to a decrease of $3.2 billion in foreign exchange to $2.6 billion as of December 31, 2018 from $5.8 billion as of December 31, 2017, and a decrease of $0.1 billion in gold reserves to $8.2 billion as of December 31, 2018 from $8.3 billion as of December 31, 2017. These decreases were partially offset by an increase of $0.9 billion in foreign investments to $66.7 billion as of December 31, 2018 from $65.8 billion as of December 31, 2017. The level of gross international reserves as of December 31, 2018 was sufficient to cover approximately 7.0 months of imports of goods and payments of services and primary income, and was equivalent to 6.0 times the Republic’s short-term debt based on original maturity and 4.1 times based on residual maturity. Net international reserves as of December 31, 2018 were $79.2 billion.

Based on preliminary data, gross and net international reserves were $83.2 billion as of March 31, 2019, an increase of 5.1% from the $79.2 billion recorded as of December 31, 2018. This increase was primarily attributable to an increase of 6.4% in foreign investments to $71.0 billion as of March 31, 2019 from $66.7 billion as of December 31, 2018. This increase was partially offset by a decrease of 15.3% in foreign exchange from $2.6 billion as of December 31, 2018 to $2.2 billion as of March 31, 2019. The level of gross international reserves as of March 31, 2019 was sufficient to cover approximately 7.3 months of imports of goods and payment of services and primary income that can be financed by reserves, and was equivalent to 5 times the Republic’s short-term debt based on original maturity and 3.4 times based on residual maturity.

Monetary System

Monetary Policy

Preliminary data indicate that as of November 30, 2018, Bangko Sentral, according to unaudited financial information, had total assets of ₱4,613.3 billion, of which international reserves accounted for ₱3,942.6 billion. Bangko Sentral’s remaining assets consist mainly of domestic securities, loans and advances, bank premises and other fixed assets and other assets, and its liabilities consist mainly of currency in circulation and deposits from banks and quasi-banks.

Money Supply

As of December 31, 2018, the Republic’s money supply (M3) was ₱11.6 trillion, an increase of 9.2% from the ₱10.6 trillion recorded as of December 31, 2017. This growth in money supply was mainly driven by the increase in domestic claims, which increased by 14.6% compared to the level recorded as of December 31, 2017. The increase in domestic claims was primarily driven by a 14.3% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 14.8% compared to the level as of December 31, 2017. Net claims on the Government also increased by 16.4% as of December 31, 2018 compared to the level as of December 31, 2017. Bangko Sentral’s net foreign asset position increased by 2.1% to ₱4.1 trillion as of December 31, 2018 and the net foreign asset position of other depository corporations decreased by 7.2% to ₱0.4 trillion as of December 31, 2018.

In 2018, the average 91 day T-bill rate was 3.5% and the banks’ average lending rate was 6.1% for the year ended December 31, 2018.

Based on preliminary data, as of February 28, 2019, the Republic’s money supply (M3) was ₱11.5 trillion, an increase of 7.1% from the ₱10.7 trillion recorded as of February 28, 2018. This growth in money supply was driven by the increase in domestic claims, which increased by 11.7% compared to the level recorded as of February 28, 2018. The increase in domestic claims was primarily driven by a 12.4% increase over the period in claims on other sectors, particularly claims on other financial corporations, which increased by 18.1% compared to the level as of February 28, 2018. Net claims on the central government also increased by 8.3% as of February 28, 2019, compared to the level as of February 28, 2018. Bangko Sentral’s net foreign asset position increased by 2.4% to ₱4.2 trillion as of February 28, 2019 and the net foreign asset position of other depository corporations decreased by 30.6% to ₱0.4 trillion as of February 28, 2019.

As of March 31, 2019, the 91 day T-bill rate was 5.8%. The bank average lending rates was 7.0% as of February 28, 2019.

Monetary Regulation

In 2018, average lending rates ranged between 4.6% to 7.1%, compared to average lending rates that ranged between 4.1% to 6.5% in 2017.

In February 2019, average lending rates ranged between 5.7% to 8.4%, compared to average lending rates that ranged between 4.2% to 6.6% in February 2018.

In March 2019, the Monetary Board decided to keep the RRP rate at 4.75% and the RP rate at 7.75%, citing a more manageable inflation environment.

The Philippine Financial System

Composition

Based on preliminary data, as of December 31, 2018, the total resources of the Philippine financial system were ₱20,776.1 billion, an increase of 9.3% from the ₱19,002.6 billion recorded as of December 31, 2017. The increase was driven by the increase in the total resources of universal and commercial banks by 11.7% from ₱14,053.8 billion recorded as of December 31, 2017 to ₱15,691.5 billion recorded as of December 31, 2018, and the increase in the resources of thrift banks by 6.5% from ₱1,213.9 billion recorded as of December 31, 2017 to ₱1,293.2 billion recorded as of December 31, 2018. The resources of rural banks increased by 5.0% from ₱256.5 billion recorded as of December 31, 2017 to ₱269.2 billion recorded as of September 30, 2018. The resources of non-bank financial institutions also increased by 1.3% from ₱3,478.3 billion recorded as of December 31, 2017 to ₱3,522.3 billion recorded as of September 30, 2018.

Based on preliminary data, as of February 28, 2019, the total resources of the Philippine financial system were ₱20,555.8 billion, an increase of 8.2% from ₱18,999.2 billion recorded as of February 28, 2018. The increase was driven by the increase in the total resources of universal and commercial banks by 10.3% from ₱14,023.0 billion recorded as of February 28, 2018 to the ₱15,464.8 billion recorded as of February 28, 2019 and an increase in the resources of thrift banks by 7.4% from ₱1,210.6 billion recorded as of February 28, 2018 to ₱1,299.6 billion recorded as of February 28, 2019. The resources of rural banks increased by 4.0% from ₱258.9 billion recorded as of February 28, 2018 to ₱269.2 billion as of September 30, 2018 (being the latest available data). The resources of non-bank financial institutions also increased by 0.4% from ₱3,506.7 billion recorded as of February 28, 2018 to ₱3,522.3 billion as of September 30, 2018 (being the latest available data).

Structure of the Financial System

As of December 31, 2018, the total outstanding loans of universal and commercial banks increased by 14.8% from ₱7,476.1 billion recorded as of December 31, 2017 to ₱8,584.1 billion recorded as of December 31, 2018. The increase in total outstanding loans was primarily driven by an increase of 15.5% in loans to the wholesale and retail trade, repair of motor vehicles and motorcycles sector, from ₱1,004.2 billion recorded as of December 31, 2017 to ₱1,160.0 billion recorded as of December 31, 2018, an increase of 11.2% in loans to the real estate activities sector, from ₱1,261.3 billion recorded as of December 31, 2017 to ₱1,402.4 billion recorded as of December 31, 2018, and an increase of 13.1% in loans to the manufacturing sector from ₱944.5 billion recorded as of December 31, 2017 to ₱1,068.5 billion recorded as of December 31, 2018. Other loans, including loans to the financial and insurance activities sector, loans to the electricity, gas, steam and air conditioning supply sector and loans to the construction sector, also increased by 30.5%, 11.9% and 36.1%, respectively. These increases were partially offset by a decrease of 3.7% in salary-based general purpose consumption loans from ₱70.4 billion as of December 31, 2017 to ₱67.8 billion recorded as of December 31, 2018.

According to preliminary data as of February 28, 2019, the total outstanding loans of universal and commercial banks increased by 13.9% from ₱7,432.2 billion recorded as of February 28, 2018 to ₱8,465.3 billion recorded as of February 28, 2019. The increase in total outstanding loans was primarily driven by an increase of 14.6% in loans to the wholesale and retail trade, repair of motor vehicles and motorcycles sector, from ₱976.5 billion recorded as of February 28, 2018 to ₱1,119.0 billion recorded as of February 28, 2019, an increase of 12.0% in loans to the real estate activities sector, from ₱1,246.7 billion recorded as of February 28, 2018 to ₱1,397.0 billion recorded as of February 28, 2019, and an increase of 13.7% in loans to the manufacturing sector from ₱936.8 billion recorded as of February 28, 2018 to ₱1,065.5 billion recorded as of February 28, 2019. Other loans, including loans to the financial and insurance activities sector, loans to the electricity, gas, steam and air conditioning supply sector and loans to the construction sector, also increased by 22.2%, 9.4% and 44.4%, respectively. These increases were partially offset by a decrease of 25.2% in loans to the professional, scientific and technical activities sector from ₱81.4 billion recorded as of February 28, 2018 to ₱60.8 billion recorded as of February 28, 2019.

Recent Financial System Developments

As of December 31, 2018, the Philippine banking system recorded a 13.7% increase in total loan portfolio, an 8.8% increase in deposit liabilities and a 17.7% increase in capital accounts, each compared with figures as of December 31, 2017. The Philippine banks registered a net profit of ₱179.7 billion for the year ended December 31, 2018, which represented a 6.9% increase over net profit of ₱168.1 billion for the year ended December 31, 2017. Annualized return-on-equity stood at 9.4% as of December 31, 2018 down from 10.2% as of December 31, 2017, and annualized return-on-assets stood at 1.1% as of December 31, 2018, down from 1.2% as of December 31, 2017.

As of February 28, 2019, the Philippine banking system recorded a 12.3% increase in total loan portfolio, a 6.3% increase in deposit liabilities and an 18.1% increase in capital accounts, each compared with figures as of February 28, 2018.

As of December 31, 2018, the universal and commercial banks’ capital adequacy ratio, on a consolidated basis increased to 15.4% compared to 15.0% as of December 31, 2017. Liquidity decreased, as the liquid assets-to-deposits ratio of universal and commercial banks decreased to 48.9% as of December 31, 2018 from 49.4% as of December 31, 2017.

Non-Performing Loans

As of December 31, 2018, the gross non-performing loan ratio for universal and commercial banks was 1.3%, compared with 1.2% recorded as of December 31, 2017. Gross non-performing loans, calculated pursuant to BSP Circular No. 772, increased by 16.4% to ₱113.5 billion as of December 31, 2018 from the ₱97.5 billion recorded as of December 31, 2017 primarily due to declining asset quality. The total loan portfolio increased by 14.6% to ₱9,017.8 billion as of December 31, 2018 from the ₱7,867.1 billion recorded as of December 31, 2017. Declining asset quality in the period from December 31, 2017 to December 31, 2018 was driven by universal and commercial banks, which experienced a 16.4% increase in gross non-performing loans, while their total loan portfolio increased by 14.6% over the period.

As of February 28, 2019, the gross non-performing loan ratio for universal and commercial banks was 1.6%, compared with 1.4% recorded as of February 28, 2018. Gross non-performing loans, calculated pursuant to BSP Circular No. 772 increased by 29.8% to ₱138.1 billion as of February 28, 2019 from the ₱106.4 billion as of February 28, 2018. The total loan portfolio increased by 13.3% to ₱8,844.8 billion as of February 28, 2019 from the ₱7,806.0 billion recorded as of February 28, 2018.

The Philippine Securities Markets

As of April 23, 2019, the Philippine Stock Exchange composite index closed at 7,818.9, a 4.7% increase from the 7,466.0 recorded as of December 31, 2018.

Government Securities Market

As of December 31, 2018, outstanding Government securities amounted to ₱4.8 trillion, 51.2% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, benchmark bonds and onshore dollar bonds, among others.

As of February 28, 2019, outstanding Government securities amount to ₱4.9 trillion, 52.4% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, benchmark bonds and onshore dollar bonds, among others.

Public Finance

Government Revenues and Expenditures

Total Government revenues in 2018 were ₱2,850.2 billion, a 15.2% increase over the ₱2,473.1 billion recorded in 2017. In 2018, Bureau of Internal Revenue collections were ₱1,951.9 billion, an increase of 10.1% from the ₱1,772.3 billion recorded in 2017. The Bureau of Customs recorded collections of ₱593.1 billion in 2018, a 29.4% increase from the ₱458.2 billion recorded in 2017. Non-tax revenues were ₱284.3 billion in 2018, a 27.8% increase from the ₱222.4 billion recorded in 2017.

Total government revenues in the first two months of 2019 were ₱458.8 billion, a 9.9% increase over the ₱417.4 billion recorded during the same period in 2018. In the first two months of 2019, Bureau of Internal Revenue collections were ₱320.8 billion, an increase of 9.8% from the ₱292.3 billion recorded during the same period in 2018. The Bureau of Customs recorded collections of ₱92.6 billion in the first two months of 2019, a 9.5% increase from the ₱84.5 billion recorded in the same period in 2018. Non-tax revenues were ₱41.3 billion in the first two months of 2019, a 13.2% increase from the ₱36.5 billion recorded during the same period in 2018.

Total Government expenditures in 2018 were ₱3,408.4 billion, a 20.7% increase over the ₱2,823.8 billion recorded in 2017, and 1.1% higher than the program target of ₱3,370.0 billion for the year. Total expenditures were above the program target mainly because of substantial public infrastructure spending and higher personnel services expenditure. The increase in expenditures in 2018 compared with 2017 was primarily driven by an increase in government spending on public infrastructure and personnel services.

Total government expenditures in the first two months of 2019 were ₱490.7 billion, a 6.9% increase over the ₱458.9 billion recorded during the same period in 2018. This increase in expenditure in the first two months of 2019 compared to the same period in 2018 was primarily driven by an increase of 13.4% in the expenditure on national government disbursements, from ₱276.0 billion in the first two months of 2018 to ₱313.1 billion during the same period in 2019.

The Government Budget

Prior to fiscal year 2019, the Government formulated budgets with an obligation-based appropriations system. Obligation-based appropriations authorize the delivery of goods and services as well as the payment of obligations for so long as there is an existing valid contract. There is no time limit within which the appropriation must be spent or the goods/services provided. As a consequence, the Government must provide funds to pay the supplier upon acceptance of deliveries even beyond the validity of the appropriation.

Starting in fiscal year 2019, the Government adopted a cash-based appropriations system in order to encourage the timely completion of projects. Cash-based appropriations authorize agencies to incur contractual obligations and disburse payments for goods delivered and services rendered and inspected only within the fiscal year.

2019 Budget

On April 15, 2019, President Duterte signed into law Republic Act No. 11260, or the 2019 General Appropriations Act for 2019. The 2019 budget set program expenditures at ₱3.757 trillion, 13.3% higher than the ₱3.32 trillion cash-based equivalent of the 2018 budget.

President Rodrigo Duterte vetoed ₱95.3 billion of proposed spending on infrastructure in the 2019 budget on the basis that such spending would be in circumvention of the Constitution.

The Department of Education received the highest allocation in the 2019 budget with ₱659.3 billion, followed by the Department of Public Works and Highways, which received ₱555.7 billion.

The 10 executive departments with the highest allocations under the 2019 budget are listed below.

Department	2019 Allocation (Cash-based)
(₱ in billions)
Department of Education(1)	659.3
Department of Public Works and Highways	555.7
Department of the Interior and Local Government	225.6
Department of National Defense	183.4
Department of Social Welfare and Development(2)	136.8
Department of Transportation	76.1
Department of Health(3)	74.1
Department of Agriculture	49.8
Judiciary	37.3
Autonomous Region in Muslim Mindanao	32.3

Notes:

(1)	Includes State Universities and Colleges, Commission on Higher Education, and Technical Education and Skills Development Authority.
(2)	Excludes provision for the unconditional cash transfer lodged under the Lank Bank of the Philippines.
(3)	Excludes the National Health Insurance Program lodged under the Philippine Health Insurance Corporation Budget.

Debt

Direct Debt of the Republic

As of December 31, 2018, the total outstanding direct debt of the Republic was ₱7,292.5 billion, a 9.6% increase from the ₱6,652.4 billion recorded as of December 31, 2017. The increase was mainly due to a 57.2% increase in domestic short-term debt from ₱314.4 billion as of December 31, 2017 to ₱494.3 billion as of December 31, 2018. Domestic medium to long-term debt also increased by 3.8% from ₱4,126.9 billion as of December 31, 2017 to ₱4,282.6 billion as of December 31, 2018. External medium to long-term debt also increased by 8.1% from $44.3 billion as of December 31, 2017 to $47.9 billion as of December 31, 2018.

As of February 28, 2019, the total outstanding debt of the Republic was ₱7,451.6 billion, 2.2% higher than the ₱7,292.5 billion recorded as of December 31, 2018. This increase was primarily due to an increase in the issuance of domestic debt securities from ₱4,775.9 billion recorded as of December 31, 2018 to ₱4,897.2 billion recorded as of February 28, 2019.

Direct Domestic Debt of the Republic

As of December 31, 2018, the total outstanding direct domestic debt of the Republic was ₱4,776.9 billion, a 7.6% increase from the ₱4,441.3 billion recorded as of December 31, 2017. The increase was mainly due to a 57.2% increase in treasury bills from ₱314.4 billion as of December 31, 2017 to ₱494.3 billion as of December 31, 2018.

As of February 28, 2019, the total outstanding direct domestic debt of the Republic was ₱4,898.2 billion, 2.5% higher than the ₱4,776.9 billion recorded as of December 31, 2018. This increase was primarily due to an increase in treasury bonds/notes by 0.7% from ₱4,281.6 billion recorded as of December 31, 2018 to ₱4,311.8 billion as of February 28, 2019 and an increase of 18.4% in treasury bills from ₱494.3 billion as of December 31, 2018 to ₱585.4 billion as of February 28, 2019.

Direct External Debt of the Republic

As of December 31, 2018, the total outstanding direct external debt of the Republic was $47.9 billion, a 8.1% increase from the $44.3 billion recorded as of December 31, 2017. The increase was mainly due to a significant increase in external issuances of yen-denominated bonds from $891 million as of December 31, 2017 to $2,316 million as of December 31, 2018. External issuances of U.S. dollar-denominated bonds also increased by 4.3% from $23.8 billion as of December 31, 2017 to $24.8 billion as of December 31, 2018. These increases were partially offset by a decrease of 5.0% in external issuances of peso-denominated bonds from $2.6 billion as of December 31, 2017 to $2.5 billion as of December 31, 2018.

As of February 28, 2019, the total outstanding direct external debt of the Republic was $49.3 billion, 3.1% higher than the $47.9 billion recorded as of December 31, 2018. This increase was primarily due to an increase in external issuances of peso-denominated bonds by 1.5% from $2,467 million as of December 31, 2018 to $2,505 million as of February 28, 2019. External issuances of U.S. dollar-denominated bonds also increased by 3.7% from $24.8 billion as of December 31, 2018 to $25.8 billion as of February 28, 2019.

Government-Guaranteed Debt

As of December 31, 2018, total outstanding guarantees of indebtedness by the Republic amounted to ₱487.6 billion, a 2.0% increase from the ₱478.1 billion recorded as of December 31, 2017. The increase was mainly due to a 3.4% increase in external Government guarantees from ₱280.6 billion as of December 31, 2017 to ₱290.0 billion as of December 31, 2018.

As of February 28, 2019, the total outstanding guarantees of indebtedness by the Republic amounted to ₱473.4 billion, 2.9% lower than the ₱487.6 billion recorded as of December 31, 2018. This decrease was primarily due to a decrease in both the domestic and external Government guarantees from ₱197.4 billion and ₱285.6 billion, respectively, recorded as of December 31, 2018 to ₱188.4 billion and ₱280.4 billion, respectively, recorded as of February 28, 2019.

Government and Politics

National Elections

On May 13, 2019, nation-wide elections for 12 senators, and local elections for all members of the House of Representatives (including party-list representatives) and all city and municipal-level elected positions are scheduled to be held in the Philippines. While the Philippines has successfully conducted national and local elections in the past, the country continues to face various socio-political issues and has, from time to time, experienced election-related violence, allegations of cheating and fraud leading to election protests and contests as well as political instability and social and civil unrest.

Bangsamoro Organic Law – Plebiscite

On January 21, 2019, voters from the Autonomous Region in Muslim Mindanao (“ARMM”) voted for the ratification of the Bangsamoro Organic Law and also voted to amend the scope of the Bangsamoro Autonomous Region (“BAR”). On January 25, 2019, the BOL was deemed ratified by the Commission on Elections, meaning that the ARMM will be abolished and the process for the formal establishment of the BAR will begin.

A further vote was held on February 6, 2019, which included voters from other municipalities, on whether to expand the BAR. Of the sixty-seven barangays that voted, a majority in sixty-three barangays voted to join the BAR. The ARMM will be gradually phased out as the Bangsamoro Autonomous Region of Muslim Mindanao takes its place.

Amendment to the New Central Bank Act

On February 14, 2019, President Rodrigo Duterte signed Republic Act No. 11211, a law amending the New Central Bank Act by, among others, increasing the capitalization as well as the powers of Bangko Sentral. Under this law, Bangko Sentral’s capitalization was increased from ₱50 billion to ₱200 billion, a measure that provides more funds either for absorbing losses or for investment. The law also expands Bangko Sentral’s supervisory powers to cover more types of financial institutions, including money service businesses, credit granting businesses and payment system operators.

In addition, Bangko Sentral is empowered to demand the forfeiture of profits from unauthorized financial transactions, as well as impose additional administrative and criminal sanctions. Finally, Bangko Sentral was given the authority to issue debt papers for more flexibility in determining the timing and size of its monetary operations.

Rice Tariffication Law

On February 14, 2019, President Rodrigo Duterte signed Republic Act No. 11203, “An Act liberalizing the importation, exportation, and trading of rice, lifting for the purpose the quantitative import restriction on rice” into law. The law amends the Agricultural Tariffication Act of 1996 and removes the quantitative restriction on rice imports. In effect, the limits on amounts of rice that can be imported have been lifted, and in their place, tariffs are applied to imports. Under the new law, rice imported from Southeast Asian countries will be subject to a 35% tariff, pursuant to the Association of Southeast Asian Nations (ASEAN) Trade in Goods Agreement, while rice from non-ASEAN member states will be subject to a 50% tariff or a tariff calculated in accordance with the Agreement on Agriculture of the World Trade Organization (WTO) upon the expiration of the “special treatment” waiver for Philippines rice, whichever is higher.

Tax Amnesty Veto

On February 14, 2019, President Rodrigo Duterte signed into law the Tax Amnesty Act of 2019, while vetoing the general amnesty provision. The Tax Amnesty Act of 2019 covers 2017 and prior years and originally contained three parts: first, a general amnesty, which is an amnesty covering all kinds of taxes; second, an estate tax amnesty, which is an amnesty covering delinquent estates; and third, an amnesty on delinquent accounts, which covers tax obligations that have already become final, due and demandable. President Duterte vetoed the general amnesty provision, but approved the estate tax and delinquent account amnesties.

Martial Law Extended in Mindanao

Since July 2017, Mindanao, the Philippines’ southern mainland, has been under martial law after President Duterte issued Proclamation No. 216 (the “Proclamation”). The declaration of martial law was in response to the Maute group’s takeover of the city of Marawi, which resulted in a 5-month clash with government forces. On February 19, 2019, the Supreme Court affirmed a third extension of martial law in the region, dismissing petitions filed by four separate groups contesting the extension of the Proclamation. Martial law in that region is expected to continue until the end of 2019.